BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 3 July 2017

Name of applicant:RELX PLC
Name of scheme:RELX Group plc 2003 SAYE Share Option Scheme
Period of return:From: 1 January 2017	To:	30 June 2017
Balance of unallotted securities under scheme(s) from previous return:	573,546

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 7,087

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 566,459

Name of contact:	Sylvia Sutherland
Telephone number of contact:	020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 3 July 2017

Name of applicant:RELX PLC
Name of scheme:RELX Group plc 2013 SAYE Share Option Scheme
Period of return:From: 1 January 2017	To:	30 June 2017
Balance of unallotted securities under scheme(s) from previous return:	80,909

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 750,000

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 40,415

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 790,494

Name of contact:	Sylvia Sutherland
Telephone number of contact:	020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 3 July 2017

Name of applicant:RELX PLC
Name of scheme:RELX Group plc Executive Share Option Scheme 2003
Period of return:From: 1 January 2017	To:30 June 2017
Balance of unallotted securities under scheme(s) from previous return:	2,188,830

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 520,502

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 1,668,328

Name of contact:	Sylvia Sutherland
Telephone number of contact:	020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 3 July 2017

Name of applicant:RELX PLC
Name of scheme:RELX Group plc Executive Share Option Scheme 2013
Period of return:From: 1 January 2017To:	30 June 2017
Balance of unallotted securities under scheme(s) from previous return:	2,024,571

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 529,483

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 1,495,088

Name of contact:	Sylvia Sutherland
Telephone number of contact:	020 7166 5528